Exhibit 99.1

TICKETPLUS LTD.

TICKETPLUS LTD.

Consolidated Statements of Financial Position

	As of September 30, 2026 (unaudited)	As of December 31, 2025 (audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	17,008,486	3,980,838
Trade and other receivables	9,696,293	9,220,336
Inventory	62,106	60,310
Current tax assets	658,487	550,256
Total current assets	27,425,372	13,811,740
Non-current assets
Intangible assets	23,794,240	15,925,873
Property, plant, and equipment	294,222	191,405
Deferred tax assets	269,480	704,895
Total non-current assets	24,357,942	16,822,173
Total assets	51,783,314	30,633,913
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other current financing liabilities	3,692,531	2,743,145
Trade and other payables - third parties	6,084,244	5,097,824
Trade and other payables - related parties (Note 12)	1,635,722	3,203,029
Current payables to related parties	3,564	—
Current provision for employee benefits	175,681	197,366
Provision for income taxes	2,238,214	737,096
Current income tax payable	—	19,045
Total current liabilities	13,829,956	11,997,505
Non-current liabilities
Other non-current financing liabilities	9,408,365	10,437,280
Non-current payables to related parties	2,380,618	2,552,433
Total non-current liabilities	11,788,983	12,989,713
Total liabilities	25,618,939	24,987,218
Shareholders’ equity
Ordinary shares of par value of $0.0001 each; 300,000,000 shares authorized, 12,779,417 shares issued and outstanding as of September 30, 2026 (Note 13)	16,003,266	—
Class A ordinary shares of par value of $0.0001 each; 250,000,000 shares authorized, 189,525 shares issued and outstanding as of December 31, 2025	—	5,000
Class B ordinary shares of par value of $0.0001 each; 50,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2025	—	30,000
Other reserves	3,258,649	3,258,649
Share-based payment reserve (Note 13)	92,666	—
Accumulated other comprehensive income (loss)	(1,030,624)	109,137
Accumulated earnings	7,840,418	2,243,909
Total shareholders’ equity	26,164,375	5,646,695
Total liabilities and shareholders’ equity	51,783,314	30,633,913

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Unaudited Consolidated Statements of Profit or Loss

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
	$	$	$	$
Revenue from ordinary activities	14,354,379	7,544,545	37,257,202	21,126,147
Cost of revenue	(7,326,829)	(4,292,337)	(18,999,363)	(12,618,401)
Gross profit	7,027,550	3,252,208	18,257,839	8,507,746
Administrative expenses	(3,881,394)	(2,764,979)	(8,349,018)	(5,503,615)
Financial income	46,470	22,343	117,573	30,655
Financial costs	(564,748)	(245,095)	(1,640,583)	(846,278)
Exchange difference, net	(81)	(44)	(18,352)	(4,567)
Income before tax	2,627,797	264,433	8,367,459	2,183,941
Income tax expense	(1,025,288)	(39,309)	(2,635,265)	(324,652)
Results from continuing operations	1,602,509	225,124	5,732,194	1,859,289
Comprehensive income:
Results from continuing operations	1,602,509	225,124	5,732,194	1,859,289
Other comprehensive income (loss)	(917,723)	(108,435)	(1,139,761)	163,571
Total comprehensive income	684,786	116,689	4,592,433	2,022,860
Basic and diluted weighted average ordinary shares outstanding	11,647,231	10,189,525	10,680,767	10,189,525
Basic and diluted earnings per ordinary share (Note 13)	0.14	0.02	0.54	0.18

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Unaudited Consolidated Statements of Shareholders’ Equity

Three and Nine Months Ended September 30, 2025 (capital structure prior to the December 2025 Reorganization):

	Class A Ordinary Shares - Shares	Class A Ordinary Shares - Amount ($)	Class B Ordinary Shares - Shares	Class B Ordinary Shares - Amount ($)	Other Reserves ($)	Accumulated Other Comprehensive Income ($)	Accumulated Earnings ($)	Total Shareholders’ Equity ($)
Balance – December 31, 2024 (audited)	189,525	2,829	10,000,000	149,245	27,552	(386,959)	3,030,105	2,822,772
Net income	—	—	—	—	—	—	657,061	657,061
Other comprehensive income	—	—	—	—	—	318,920	—	318,920
Balance – March 31, 2025 (unaudited)	189,525	2,829	10,000,000	149,245	27,552	(68,039)	3,687,166	3,798,753
Net income	—	—	—	—	—	—	978,848	978,848
Other comprehensive loss	—	—	—	—	—	(46,914)	—	(46,914)
Balance – June 30, 2025 (unaudited)	189,525	2,829	10,000,000	149,245	27,552	(114,953)	4,666,014	4,730,687
Net income	—	—	—	—	—	—	223,380	223,380
Other comprehensive loss	—	—	—	—	—	(108,435)	—	(108,435)
Balance – September 30, 2025 (unaudited)	189,525	2,829	10,000,000	149,245	27,552	(223,388)	4,889,394	4,845,632

Three and Nine Months Ended September 30, 2026:

	Class A Ordinary Shares - Shares	Class A Ordinary Shares - Amount ($)	Class B Ordinary Shares - Shares	Class B Ordinary Shares - Amount ($)	Ordinary Shares - Shares	Ordinary Shares - Amount ($)	Other Reserves ($)	Share-Based Payment Reserve ($)	Accumulated Other Comprehensive Income ($)	Accumulated Earnings ($)	Total Shareholders’ Equity ($)
Balance – December 31, 2025 (audited)	189,525	5,000	10,000,000	30,000	—	—	3,258,649	—	109,137	2,243,909	5,646,695
Redesignation of Class A and Class B shares into a single class of ordinary shares (March 16, 2026) (Note 13)	(189,525)	(5,000)	(10,000,000)	(30,000)	10,189,525	35,000	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	1,971,471	1,971,471
Other comprehensive loss	—	—	—	—	—	—	—	—	(243,586)	—	(243,586)
First-time consolidation of Ticketplus LLC: opening net equity (Note 2(b))	—	—	—	—	—	—	—	—	—	61,459	61,459
Redemption of 55% membership interest in Ticketplus LLC (Note 13)	—	—	—	—	—	—	—	—	—	(200,000)	(200,000)
Balance – March 31, 2026 (unaudited)	—	—	—	—	10,189,525	35,000	3,258,649	—	(134,449)	4,076,839	7,236,039
Net income	—	—	—	—	—	—	—	—	—	2,127,100	2,127,100
Other comprehensive income	—	—	—	—	—	—	—	—	21,548	—	21,548
Balance – June 30, 2026 (unaudited)	—	—	—	—	10,189,525	35,000	3,258,649	—	(112,901)	6,203,939	9,384,687
Issuance of ordinary shares in the initial public offering (Note 13)	—	—	—	—	2,133,814	17,070,512	—	—	—	—	17,070,512
Issuance of ordinary shares for services (Note 13)	—	—	—	—	454,537	3,636,296	—	—	—	—	3,636,296
Share issuance costs (Note 13)	—	—	—	—	—	(4,738,542)	—	—	—	—	(4,738,542)
Share-based payments - restricted share units (Note 13)	—	—	—	—	—	—	—	92,666	—	—	92,666
Issuance of ordinary shares upon vesting of restricted share units (Note 13)	—	—	—	—	1,541	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	1,633,623	1,633,623
Other comprehensive loss	—	—	—	—	—	—	—	—	(917,723)	—	(917,723)
Adjustments to the opening net equity of Ticketplus LLC and Ticketplus, Inc. (Note 2(b))	—	—	—	—	—	—	—	—	—	2,856	2,856
Balance – September 30, 2026 (unaudited)	—	—	—	—	12,779,417	16,003,266	3,258,649	92,666	(1,030,624)	7,840,418	26,164,375

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Unaudited Consolidated Statements of Cash Flows

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
	$	$
Cash flows from operating activities
Income for the period	5,732,194	1,859,289
Charges (credits) to profit or loss that do not involve cash flow:
Depreciation and amortization expenses	4,854,070	4,545,030
Income tax expenses	2,635,265	324,652
Share-based payments	1,323,434	—
Provisions for benefits to employees	(39,705)	(136,815)
Other	(44,837)	6,677
(Increase) decrease in assets affecting cash flow:
(Increase) decrease in trade and other receivables	(1,318,032)	(6,222,689)
(Increase) decrease in inventory	(6,206)	—
(Increase) decrease in current tax assets	(30,099)	99,541
Increase (decrease) in liabilities affecting cash flow:
Increase (decrease) in trade and other payables	(713,499)	7,742,343
Increase (decrease) in provision for income taxes	(587,399)	(285,226)
Net cash provided by (used in) operating activities	11,805,186	7,932,802
Cash flows from investing activities:
Purchase of intangibles	(14,084,354)	(8,080,956)
Purchase of property, plant and equipment	(120,157)	(30,917)
Acquisition of subsidiary, net of cash acquired (Note 2(b))	371,699	—
Net cash provided by (used in) investing activities	(13,832,812)	(8,111,873)
Cash flows from financing activities:
Proceeds from (repayments to) financial institutions, net	892,519	4,059,025
Payment for the redemption of the 55% membership interest in Ticketplus LLC	(200,000)	—
Proceeds from (repayments of) related party loans, net	—	(257,894)
Proceeds from issuance of ordinary shares, net of issuance costs paid (Note 13)	14,737,498	—
Net cash provided by (used in) financing activities	15,430,017	3,801,131
Net increase (decrease) in cash and cash equivalents	13,402,391	3,622,060
Effect of exchange rate changes on cash and cash equivalents	(374,743)	(34,901)
Cash and cash equivalents, beginning of period	3,980,838	2,000,866
Cash and cash equivalents, end of period	17,008,486	5,588,025
Supplemental disclosure of cash flow information:
Interest and financing costs paid	$1,591,798	$825,208
Income taxes paid	$600,193	$307,376

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

TICKETPLUS LTD.

Notes to the Unaudited Interim Consolidated Financial Statements

NOTE 1. GENERAL INFORMATION

Ticketplus Ltd., an exempted company limited by shares, was incorporated under the laws of the Cayman Islands on December 3, 2025, as a holding company. Its principal operating subsidiary is Ticketplus SpA, a joint stock company incorporated under the laws of Chile on December 29, 2014. Ticketplus Group SpA, a joint stock company, was incorporated under the laws of Chile on April 3, 2018, and became the sole shareholder of Ticketplus SpA. Ticketplus, Inc., a Delaware corporation, was incorporated on January 17, 2023, and is the wholly-owned subsidiary of Ticketplus SpA. Ticketplus Global IP LLC, a Delaware limited liability company, was formed on May 30, 2025, and is the wholly-owned subsidiary of Ticketplus, Inc. Ticketplus LLC, a Delaware limited liability company, was formed on June 5, 2025, and is the wholly-owned subsidiary of Ticketplus, Inc. Ticketplus Ltd. together with its subsidiaries are defined as the “Company”.

The Company operates as a technology company in the live entertainment industry, providing a proprietary, full-stack platform that integrates event discovery, primary ticketing, access control, payments, real-time analytics, and post-event insights.

In December 2025, the Company completed a reorganization of its legal structure (the “Reorganization”) in preparation for its initial public offering, accounted for as a recapitalization among entities under common control. On December 15, 2025, Ticketplus Ltd. acquired all issued and outstanding share capital of Ticketplus Group SpA pursuant to a contribution agreement in which the shareholders of Ticketplus Group SpA became the shareholders of Ticketplus Ltd. and Ticketplus Group SpA became its wholly-owned subsidiary.

These unaudited interim consolidated financial statements include Ticketplus Ltd. and its subsidiaries. Neither Ticketplus, Inc. nor Ticketplus Global IP LLC has any material operations or assets. Ticketplus LLC is consolidated for the first time in 2026, and Autoentrada S.A. from September 18, 2026 (see Note 2(b)).

NOTE 2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) Basis of preparation. These unaudited interim consolidated financial statements (these “interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board. They do not include all of the information required for a complete set of annual financial statements prepared under IFRS and should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025. These interim financial statements are unaudited. They have been reviewed by the Company’s independent registered public accounting firm. A review of interim financial information is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole; accordingly, no such opinion is expressed.

(b) Accounting policies. The principal accounting policies applied in these interim financial statements are consistent with those applied for the year ended December 31, 2025, except for the policies adopted for transactions that occurred for the first time during the period, described below. Revenue from ticketing technology solutions and live event management services is recognized when control of the promised services is transferred to the customer, in an amount that reflects the consideration to which the Company expects to be entitled. Software development costs are capitalized when the criteria in IAS 38 are met and are amortized on a straight-line basis over their estimated useful life of four years, with the related amortization presented within administrative expenses. Property, plant and equipment is measured at cost less accumulated depreciation. Bank loans are measured at amortized cost and presented net of deferred interest. Cash equivalents comprise short-term, highly liquid instruments that meet the requirements of IAS 7. The financial statements of subsidiaries whose functional currency is not the U.S. dollar are translated as described in (c) below. The following policies and changes were applied during the period:

●	Transaction costs of equity transactions. Incremental costs directly attributable to the issuance of new ordinary shares are accounted for as a deduction from equity (IAS 32.37). Costs that relate jointly to the issuance of new shares and to the listing of the Company’s existing shares are allocated between them based on the proportion of new shares issued in the Offering (as defined below) to the total shares listed (IAS 32.38); the portion allocated to existing shares, and the costs of operating as a listed company, are recognized in profit or loss.

●	Share-based payments. Equity-settled share-based payments are measured at the fair value of the equity instruments at the grant date. Ordinary shares that vest immediately are recognized in full at the grant date. Restricted share units are recognized over the vesting period, with each vesting tranche treated as a separate award, with a corresponding increase in the share-based payment reserve. When the services received relate to the issuance of new shares, the corresponding amount is accounted for as a transaction cost of the issuance (see Note 13).

●	First-time consolidation of Ticketplus LLC. Ticketplus LLC was formed on June 5, 2025, and commenced operations in July 2025. It is included in these interim financial statements from January 1, 2026. Amounts for the three and nine months ended September 30, 2025 do not include Ticketplus LLC. Its opening net equity of $61,459, comprising member capital of $150,000 and an accumulated deficit of $88,541, was recognized in accumulated earnings upon first-time consolidation, and was adjusted by $6,501 in the third quarter of 2026 (see Note 13). Ticketplus LLC contributed revenue of $426,090 and net income of $33,644 for the nine months ended September 30, 2026, representing 1.1% and 0.6% of the consolidated amounts, respectively. Excluding the effect of this change in the composition of the group, revenue growth for the nine-month period would have been 74.3% instead of 76.4%.

●	Ticketplus, Inc. Ticketplus, Inc., which has no material operations, was not included in the consolidated financial statements for the year ended December 31, 2025. Its accumulated deficit of $3,645 at that date was recognized in accumulated earnings in the third quarter of 2026.

●	Acquisition of Autoentrada S.A. On September 18, 2026, the Company acquired all of the outstanding shares of Autoentrada S.A., a ticketing company in Argentina, through Ticketplus SpA (90%) and Ticketplus Ltd. (10%). The acquisition was accounted for using the acquisition method under IFRS 3, Business Combinations; the initial accounting is provisional and will be completed within the measurement period. The consideration for the acquisition is $400,000 in cash, of which $150,000 was paid in September 2026 and the remainder is payable over the following 24 months. Cash and cash equivalents held by Autoentrada S.A. at the acquisition date amounted to $521,699, which resulted in a net cash inflow of $371,699 presented in investing activities. The results of Autoentrada S.A. are included in these interim financial statements from the acquisition date.

(c) Functional and presentation currency. These interim financial statements are presented in U.S. dollars. The financial statements of the Chilean subsidiaries, whose functional currency is the Chilean peso, were translated at the following observed exchange rates (CLP per USD): closing rate 972.60 as of September 30, 2026 (962.39 as of September 30, 2025; 907.13 as of December 31, 2025), average rate 905.63 for the nine months ended September 30, 2026 (956.57 for the nine months ended September 30, 2025), and average rate 931.97 for the three months ended September 30, 2026 (959.41 for the three months ended September 30, 2025). Amounts for each period presented are translated at the average observed exchange rate for that period; accordingly, amounts for the three-month periods may not sum to the nine-month totals. In the unaudited consolidated statements of shareholders’ equity, activity for the three months ended September 30 is derived from year-to-date amounts and may therefore differ from the corresponding amounts presented for the three-month period in the statements of profit or loss. The financial statements of Autoentrada S.A., whose functional currency is the Argentine peso, the currency of a hyperinflationary economy, are restated in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies, and translated into U.S. dollars at the closing exchange rate in accordance with IAS 21.42. In the unaudited consolidated statements of cash flows, cash flows of the subsidiaries whose functional currency is the Chilean peso are translated at the average exchange rate of the month in which they occur, and the effect of exchange rate changes on cash and cash equivalents is presented separately. Comparative amounts for the nine months ended September 30, 2025 have been re-presented on this basis, including the reclassification of a non-cash movement previously presented within financing activities.

(d) Seasonality. The Company’s revenue and profits are affected by the concert and live event calendar, and the timing of large events varies from year to year. In recent periods, the effect of seasonality on quarterly results has been less significant than the effect of the growth of the business. As a result, the composition of revenue and of the related cost of revenue varies between interim periods, and interim results are not necessarily indicative of full-year results.

NOTE 3. RISK MANAGEMENT POLICY

The Company is exposed to credit, liquidity, foreign exchange, technological, operational, reputational and compliance risks. Credit risk arises principally from trade and other receivables and from cash and cash equivalents held with banks and other financial intermediaries, and is managed through the assessment of counterparty credit quality and the monitoring of collection. Liquidity risk is managed through the continuous monitoring of projected and actual cash flow and the maintenance of sufficient cash balances and available credit lines. Foreign exchange risk arises from transactions denominated in currencies other than the functional currency of each entity, principally software licenses and technological services, and is managed through the periodic assessment of the net foreign currency position. There have been no material changes to these policies or to the Company’s exposure to these risks during the nine months ended September 30, 2026, other than the exposure to the Argentine peso, the currency of a hyperinflationary economy, arising from the acquisition of Autoentrada S.A.

NOTE 4. USE OF ESTIMATES

The preparation of these interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. The significant judgements and estimates applied are the useful life of property, plant and equipment and of intangible assets, the recognition of accrued service revenue, the measurement of provisions, the assessment of risks arising from ongoing litigation, the recoverability of trade and other receivables, and, during the period, the classification of costs related to the Offering (as defined below) between equity and profit or loss, the grant-date fair value of share-based payments, and the provisional measurement of the assets acquired and liabilities assumed in the acquisition of Autoentrada S.A., including the application of IAS 29. Actual results may differ from these estimates. Other than the judgements and estimates related to the Offering (as defined below), share-based payments and the acquisition of Autoentrada S.A., there have been no material changes in the nature of the estimates applied during the nine months ended September 30, 2026.

NOTE 5. CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

	As of September 30, 2026	As of December 31, 2025
	$	$
Petty cash	2,111	2,913
Foreign currency cash	8,563	28,095
Cash in bank	12,681,322	694,528
Financial investments	4,316,490	3,255,302
Total	17,008,486	3,980,838

Financial investments consist of time deposits, mutual fund units and other interest-bearing deposits of high liquidity that meet the IAS 7 requirements to be classified as cash equivalents.

NOTE 6. TRADE AND OTHER RECEIVABLES, CURRENT

The breakdown of trade and other receivables is as follows:

	As of September 30, 2026	As of December 31, 2025
	$	$
Trade receivables	3,692,713	3,521,980
Other receivables	6,003,580	5,698,356
Total	9,696,293	9,220,336

Trade receivables represent amounts owed by event promoters and white-label partners. Other receivables represent primarily accrued service fees, commissions and collections in process for events held near period end.

NOTE 7. CURRENT TAX AND DEFERRED TAX ASSETS AND LIABILITIES

As of September 30, 2026 and December 31, 2025, current tax assets, corresponding primarily to monthly provisional tax payments and tax credits, were $658,487 and $550,256, respectively; deferred tax assets were $269,480 and $704,895, respectively; and the provision for income taxes, which as of September 30, 2026 includes the income tax accrued for the nine-month period, was $2,238,214 and $737,096, respectively.

Income tax expense comprises current and deferred income tax and adjustments to income tax of prior years. Deferred income tax and the adjustment arising from the filing of the 2025 annual income tax return, which were presented within administrative expenses in the Company’s report for the six months ended June 30, 2026 (approximately $0.1 million), are presented within income tax expense in these interim financial statements. Income tax expense for the nine months ended September 30, 2026 was $2,635,265, representing an effective tax rate of 31.5%, and income tax expense for the three months ended September 30, 2026 was $1,025,288, representing an effective tax rate of 39.0%. The effective tax rates for 2026 primarily reflect expenses incurred by Ticketplus Ltd. in the third quarter of 2026, including share-based payments, for which no income tax benefit is available. Income tax expense includes deferred tax expense of $361,819 in the third quarter of 2026 ($416,655 in the nine months), corresponding to the decrease in deferred tax assets during the period. The effective tax rate of 14.9% in the comparable 2025 interim periods primarily reflects tax-only monetary correction and other adjustments arising from the determination of taxable income.

NOTE 8. INTANGIBLE ASSETS

The movement of intangible assets is as follows:

	Nine months ended September 30, 2026	Year ended December 31, 2025
	$	$
Initial balance	15,925,873	9,592,435
Translate currency	(1,710,694)	566,486
Additions	14,084,354	12,810,861
Business combination (Note 2(b))	303,947	—
Amortization	(4,809,240)	(7,043,909)
Total	23,794,240	15,925,873

Additions correspond to capitalized software development in accordance with IAS 38. The Company owns its platform; its in-house product and engineering team defines the platform’s architecture and directs its development, which is executed with the support of contracted development providers. Amortization is recognized on a straight-line basis over an estimated useful life of four years and is presented within administrative expenses. As described in the Company’s audited consolidated financial statements for the year ended December 31, 2025, software that becomes obsolete or is replaced is amortized in full when that determination is made (accelerated amortization).

The business combination amount corresponds to provisional goodwill arising from the acquisition of Autoentrada S.A., which is not amortized and is tested for impairment at least annually.

NOTE 9. PROPERTY, PLANT, AND EQUIPMENT

The movement of property, plant, and equipment is as follows:

	Nine months ended September 30, 2026	Year ended December 31, 2025
	$	$
Initial balance	191,405	179,939
Translate currency	(12,321)	18,422
Additions	120,157	40,075
Business combination (Note 2(b))	39,811	—
Depreciation	(44,830)	(47,031)
Total	294,222	191,405

NOTE 10. OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

As of September 30, 2026, other current financing liabilities of $3,692,531 comprise the current portion of bank loans ($3,636,006), a bank credit line ($34,414), credit card balances ($20,458) and other borrowings ($1,653); other non-current financing liabilities correspond to the non-current portion of bank loans ($9,408,365). Bank loans are presented net of deferred interest under the amortized cost method. As of September 30, 2026 and December 31, 2025, total bank loans carrying amounts were $13,044,371 and $13,180,425, respectively.

Bank borrowings correspond to commercial loans with Chilean banks (Banco Estado, Banco Itau and Banco Santander), denominated in Chilean pesos and Unidades de Fomento (UF), bearing fixed interest rates ranging from 5.18% to 9.93% per annum as of September 30, 2026. In May 2026, the Company entered into a new commercial loan with Banco Santander Chile for CLP 2,500,000,000, repayable in 48 monthly installments through June 2030.

NOTE 11. CURRENT PROVISIONS FOR EMPLOYEE BENEFITS

As of September 30, 2026 and December 31, 2025, the current provisions for employee benefits were $175,681 and $197,366, respectively, corresponding to accrued vacation, social security and payroll obligations.

NOTE 12. RELATED PARTY TRANSACTIONS

The Company’s related parties include entities beneficially owned by Yethro Dinamarca Santelices, a director and the Chair of the Company’s board of directors, as described below. Related party transactions are subject to approval or ratification under the Company’s related party transaction policy.

(a) Non-current payables to related parties. As of September 30, 2026 and December 31, 2025, non-current payables to related parties, which correspond to loans from Argentina Real Estate 1 LLC and Te vi SpA, were $2,380,618 and $2,552,433, respectively. These loans are non-trade, unsecured and non-interest-bearing, represent working capital advances provided in prior periods, and mature on December 31, 2029. No amounts were repaid under these loans, and no new amounts were borrowed, during the nine months ended September 30, 2026. Their outstanding balance is denominated in Chilean pesos and was unchanged at CLP 2,315,388,601 as of both September 30, 2026 and December 31, 2025; the decrease in their U.S. dollar amount is due solely to the translation of that balance at the closing exchange rate of each date.

(b) Current payables to related parties. As of September 30, 2026, current payables to related parties were $3,564. This reflects the payment, in the third quarter of 2026, of the $200,000 redemption payable to a related party.

(c) Trade payables with related parties. In the ordinary course of business, the Company engages Ozmo SpA and its wholly owned subsidiary Global Services SpA, a Chilean technology services group whose origins date back to 1995, for software development services. Transactions are settled as trade payables on standard commercial terms determined on an arm’s length basis. As of September 30, 2026 and December 31, 2025, outstanding trade payables to these entities were $1,635,722 and $3,203,029, respectively, presented within trade and other payables - related parties in the consolidated statements of financial position.

	As of September 30, 2026	As of December 31, 2025
	$	$
Aggregate outstanding trade payables as of each balance sheet date presented	1,635,722	3,203,029

The Company owns its platform; its in-house product and engineering team defines the platform’s architecture and directs its development, which is executed with the support of contracted development providers. The Company has decided not to assign significant new development projects to these entities; projects already in progress are being completed, and new development work is assigned to other external development providers that the Company already engages.

(d) Financial guarantee. The guarantee provided by Ticketplus SpA for a personal mortgage loan extended by Scotiabank Chile to Chien-Fu Chen Chen, the Company’s Chief Executive Officer and director, was released on July 10, 2026. No amounts were ever drawn or paid under the guarantee.

NOTE 13. NET EQUITY

(a) Share capital and initial public offering. On March 16, 2026, the Company, with the approval of its shareholders, redesignated all of its authorized (issued and unissued) Class A Ordinary Shares and Class B Ordinary Shares into a single class of ordinary shares on a one-to-one basis. The Company’s authorized share capital is $35,000, divided into 300,000,000 ordinary shares of par value $0.0001 each and 50,000,000 preferred shares of par value $0.0001 each; no preferred shares are issued and outstanding.

On August 10, 2026, the Company completed its initial public offering (the “Offering”) of 1,875,000 ordinary shares at a public offering price of $8.00 per share, for aggregate gross proceeds of $15,000,000. On August 12, 2026, the underwriters exercised in part their over-allotment option to purchase an additional 258,814 ordinary shares at the same price, generating additional gross proceeds of approximately $2.07 million. The ordinary shares are listed on NYSE American under the symbol “TP.”

As of September 30, 2026, the Company had 12,779,417 ordinary shares issued and outstanding, comprising 10,189,525 shares outstanding before the Offering, 2,133,814 shares issued in the Offering, 454,537 shares issued for services and 1,541 shares issued upon the vesting of restricted share units (see (c) below).

(b) Share issuance costs. Transaction costs of $4,738,542 directly attributable to the issuance of new shares in the Offering, including underwriting discounts and commissions and the fair value of ordinary shares issued for advisory services related to the Offering, were accounted for as a deduction from equity.

(c) Share-based payments. On August 10, 2026, the Company issued 454,537 ordinary shares, vesting immediately, in consideration for services rendered, measured at $8.00 per share. The fair value of the shares issued for advisory services related to the Offering was accounted for as share issuance costs (see (b) above), and the fair value of the remaining shares was recognized in administrative expenses.

Under the Ticketplus Ltd. 2026 Equity Incentive Plan, the Company granted (i) on August 10, 2026, 55,555 restricted share units to its independent directors and an advisor, vesting in 36 equal monthly installments, and (ii) on September 18, 2026, 62,500 restricted share units to an employee of the group who joined in connection with the acquisition of Autoentrada S.A., vesting in installments over 54 months, subject to continued service. These units are recognized as share-based payment expense, separately from the business combination. The units were measured at $8.00 per unit. The share-based payment expense recognized for the restricted share units in the three and nine months ended September 30, 2026 was $92,666, with a corresponding increase in the share-based payment reserve. On September 10, 2026, 1,541 of these units vested and the Company issued the corresponding 1,541 ordinary shares. As of September 30, 2026, 116,514 restricted share units were outstanding.

(d) Other equity movements of the period. In addition to the results of the period and the transactions described above, equity reflects: (i) an other comprehensive loss of $1,139,761 for the nine months ended September 30, 2026, corresponding to currency translation differences arising on translation of the Company’s foreign operations from their functional currencies into the U.S. dollar presentation currency; (ii) the recognition, upon first-time consolidation of Ticketplus LLC, of its opening net equity of $61,459 in accumulated earnings, adjusted by $6,501 in the third quarter of 2026, and the recognition in the third quarter of 2026 of the accumulated deficit of Ticketplus, Inc. at December 31, 2025, of $3,645 (see Note 2(b)); and (iii) the recognition in the first quarter of 2026 of a $200,000 liability for the redemption of the 55% membership interest in Ticketplus LLC, accounted for as an equity transaction. Other reserves of $3,258,649 correspond to the common control adjustment arising from the December 2025 Reorganization (see Note 15).

(e) Earnings per share. Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares was 11,647,231 and 10,680,767 for the three and nine months ended September 30, 2026, respectively, reflecting the shares issued in the Offering, for services and upon the vesting of restricted share units from their issuance dates, and 10,189,525 for both periods of 2025. Prior to the redesignation described in (a), the outstanding shares comprised 189,525 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares, which shared equally in earnings; the redesignation, effected on a one-to-one basis, had no effect on earnings per share. The restricted share units described in (c) are potential ordinary shares; even assuming that all of them had been issued as ordinary shares from their grant dates, the weighted average number of shares would have increased by 39,880 and 13,440 for the three and nine months ended September 30, 2026, respectively, with no effect on earnings per share as presented. Basic and diluted earnings per share were $0.14 and $0.02 for the three months ended September 30, 2026 and 2025, respectively, and $0.54 and $0.18 for the nine months ended September 30, 2026 and 2025, respectively.

NOTE 14. REVENUE

Revenue from contracts with customers for the three months ended September 30, 2026 and 2025 was $14,354,379 and $7,544,545, respectively, and for the nine months ended September 30, 2026 and 2025 was $37,257,202 and $21,126,147, respectively, derived from the Company’s ticketing technology solutions and live event management services. The following table presents the Company’s revenue disaggregated by service delivery model for the nine months ended September 30, 2026 and 2025:

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
	$	$
Full Operation Model	33,029,253	19,846,805
White-Label SaaS Model	4,227,949	1,279,342
Total Revenue	37,257,202	21,126,147

NOTE 15. COMMON CONTROL ADJUSTMENT

The Reorganization described in Note 1 was accounted for as a recapitalization among entities under common control. Accordingly, the assets and liabilities of the entities involved were carried forward at their historical carrying amounts, no goodwill or other fair value adjustment was recognized, and the difference between the consideration and the carrying amount of the net assets acquired was recognized directly in other reserves within equity. There have been no changes in the period to the common control adjustment of $3,258,649 recognized in other reserves as a result of the Reorganization.

NOTE 16. LEGAL PROCEEDINGS

As of September 30, 2026, the Company was not a defendant to any material legal proceedings, investigation or claims, and no provision for legal contingencies was recognized. In the ordinary course of business, the Company is a plaintiff in collection proceedings against certain event promoters. There have been no material changes in the legal proceedings and contingencies of the Company during the nine months ended September 30, 2026.

NOTE 17. SUBSEQUENT EVENTS

These unaudited interim consolidated financial statements were authorized for issue by the board of directors on October 27, 2026. The Company has evaluated subsequent events through that date, and there are not any material subsequent events that would require disclosure in these unaudited interim consolidated financial statements.